SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                  FORM 11-K




X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996

   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                   For the transaction period from   to


                       Commission file Number 0-27782

              THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(K) PLAN
                          (Full Title of the Plan)

                   DIME COMMUNITY BANCORP, INC.
                   209 Havemeyer Street, Brooklyn, NY  11211
                   (Name of issuer of the securities held pursuant to the plan
                   and the address of its pri   n    cipal executive office.)

      Registrant's telephone number, including area code: (718) 782-6200

ITEM 1                                                                             PAGE
INDEPENDENT AUDITORS' REPORT                                                       3
FINANCIAL STATEMENTS FOR THE YEARS ENDED
  DECEMBER 31, 1996 AND 1995:

     Statements of Net Assets Available for Plan Benefits                          4
     Statements of Changes in Net Assets Available for Plan Benefits
       with Supplemental Information by Fund for the years ended
       December 31, 1996 and 1995                                                  5-6

     Notes to Financial Statements                                                 7-11

SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 1996 AND FOR
   THE YEAR THEN ENDED:

     Item 27(a) - Schedule of Assets Held for Investment Purposes                  12

     Item 27(d) - Schedule of Reportable Transactions                              13

SIGNATURES                                                                         14

INDEPENDENT AUDITORS' REPORT


To the Board of Directors of
 the Dime Savings Bank of Williamsburgh:


We have audited the accompanying statements of net assets available for plan benefits of the Dime Savings Bank of Williamsburgh 401(k) Plan (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund in the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis of the basic financial statements rather than to present information regarding changes in net assets available for plan benefits of the individual funds, and is not a required part of the basic financial statements. The supplemental schedules of investments and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such supplemental information by fund and such supplemental schedules are the responsibility of the Plan's management, and have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects, except that the supplemental schedules do not disclose the historical cost of certain plan assets held by the Plan trustee, when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCH LLP

June 25, 1997

THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 1996 AND 1995

                                                                              AT DECEMBER 31,
                                                                         --------------------------
                                                                        1996                            1995
INVESTMENTS, AT FAIR VALUE (Notes 1(e), and 2(c)):                  ----------------                 ---------------
   Fixed income funds:
     Short Term Investment Fund <Fa> <Fb>                                 $1,107,017                      $1,945,718
     Intermediate Term Bond Fund <Fb>                                        189,842                         413,131
     Actively Managed Bond Fund <Fb>                                         213,187                         472,217
                                                                    ----------------                 ---------------
       Total fixed income funds                                            1,510,046                       2,831,066
                                                                    ----------------                 ---------------
   Equity funds:
     Core Equity Fund <Fa> <Fb>                                              574,264                         806,920
     Value Equity Fund <Fb>                                                  266,030                         308,442
     Emerging Growth Equity Fund <Fa> <Fb>                                   334,191                         418,391
     International Equity Fund                                               105,540                         106,921
                                                                    ----------------                 ---------------
        Total equity funds                                                 1,280,025                       1,640,674
                                                                    ----------------                 ---------------
   Dime Community Bancorp, Inc. Common Stock Fund <Fa>                     3,219,942                              -
   Participant Loans Receivable                                              262,445                         186,820
                                                                    ----------------                 ---------------
TOTAL INVESTMENTS                                                          6,272,458                       4,658,560
CASH                                                                           1,859                             353
                                                                    ----------------                 ---------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                                    $6,274,317                      $4,658,913
                                                                       =============                   =============

<Fa> Represents 5% or more of the net assets available for Plan benefits at
December 31, 1996.
<Fb> Represents 5% or more of the net assets available for Plan benefits at
December 31, 1995.

See accompanying notes to financial statements.

                                        THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(K) PLAN

                               STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH SUPPLEMENTAL INFORMATION BY FUND
          YEAR ENDED DECEMBER 31, 1996
                                                           Supplemental Information by Fund

                                                                                              DIME
                     SHORT INTERMEDIATE ACTIVELY                     EMERGING               COMMUNITY
                     TERM      TERM     MANAGED    CORE      VALUE    GROWTH  INTERNATIONAL BANCORP, PARTICIPANT
                                                                                              INC.
                  INVESTMENT   BOND      BOND     EQUITY    EQUITY    EQUITY     EQUITY      COMMON     LOANS     CASH      1996
                     FUND      FUND      FUND      FUND      FUND      FUND       FUND     STOCK FUND RECEIVABLE BALANCE    TOTAL
                   -------- ---------- --------- --------- --------- --------- ----------- ---------- --------- --------- ---------
ADDITIONS:
Investment income:
Net appreciation
  (depreciation)
  in fair value
  of investments   $68,870     $3,757   $(2,675) $125,177   $63,718  $101,624     $10,658 $1,000,782        -         -  $1,371,911
Interest income      2,535      1,092     1,212     4,428     1,847     2,486         443      7,835        -         -      21,878
Administrative
  expenses          (1,391)      (241)     (322)   (1,622)     (404)     (697)        (33)      (570)       -         -      (5,280)
                   -------- ---------- --------- --------- --------- --------- ----------- ---------- --------- --------- ---------
                    70,014      4,608    (1,785)  127,983    65,161   103,413      11,068  1,008,047        -         -   1,388,509
                   -------- ---------- --------- --------- --------- --------- ----------- ---------- --------- --------- ---------
Contributions:
   Employee         36,585     11,955    13,578    74,683    39,994    44,595      10,505     63,257        -         -     295,152
   Employer         17,020      5,275     6,510    29,470    20,623    14,071       3,710         -         -         -      96,679
   Employee
     rollover           -          -         -      1,973        -        987           -     16,775        -         -      19,735
                   -------- ---------- --------- --------- --------- --------- ----------- ---------- --------- --------- ---------
                    53,605     17,230    20,088   106,126    60,617    59,653      14,215     80,032        -         -     411,566
                   -------- ---------- --------- --------- --------- --------- ----------- ---------- --------- --------- ---------
Participant loan
activity:
  Loan
    disbursements  (69,933)    (8,021)  (12,019)  (56,784)  (17,110)  (22,677)     (1,554)   (12,725) $200,823        -         -
  Loan repayments   29,060      5,768     5,903    30,585    12,450    16,429       2,058     22,945  (125,198)       -         -
                   --------  --------- --------- --------- ---------  --------  ----------  --------- ---------  -------- ---------
                   (40,873)    (2,253)   (6,116)  (26,199)   (4,660)   (6,248)        504     10,220    75,625        -         -
                   -------- ---------- --------- --------- --------- --------- ----------- ---------- --------- --------- ---------
  Total
  additions, net    82,746     19,585    12,187   207,910   121,118   156,818      25,787  1,098,299    75,625        -   1,800,075
                   -------- ---------- --------- --------- --------- --------- ----------- ---------- --------- --------- ---------
DEDUCTIONS:
Participant
  distributions    (43,998)    (4,286)  (27,044)  (54,421)   (4,977)  (25,323)     (9,885)   (13,451)       -         -    (183,385)
Forfeitures            (42)       (42)      (41)     (638)     (217)     (705)        (91)    (1,016)       -     $1,506     (1,286)
                   --------  --------- --------- --------- ---------  --------  ----------  --------- ---------  -------- ---------
Total deductions   (44,040)    (4,328)  (27,085)  (55,059)   (5,194)  (26,028)     (9,976)   (14,467)       -      1,506   (184,671)
Interfund
  transfers       (877,407)  (238,546) (244,132) (385,507) (158,336) (214,990)    (17,192) 2,136,110        -         -         -
                   --------  --------- --------- --------- ---------  --------  ----------  --------- ---------  -------- ---------
  Net increase
     (decrease)   (838,701)  (223,289) (259,030) (232,656)  (42,412)  (84,200)     (1,381) 3,219,942    75,625     1,506  1,615,404
NET ASSETS
  AVAILABLE FOR
  PLAN BENEFITS:
  BEGINNING OF
  YEAR           1,945,718    413,131   472,217   806,920   308,442   418,391     106,921         -    186,820       353  4,658,913
                  -------- ---------- --------- --------- --------- --------- ----------- ---------- --------- ---------  ---------
END OF YEAR     $1,107,017   $189,842  $213,187  $574,264  $266,030  $334,191    $105,540 $3,219,942  $262,445    $1,859 $6,274,317
                  ======== ========== ========= ========= ========= ========= =========== ========== ========= =========  =========

See accompanying notes to financial statements.

                                                THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(K) PLAN

                                   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                 WITH SUPPLEMENTAL INFORMATION BY FUND
                YEAR ENDED DECEMBER 31, 1995
                                                            SUPPLEMENTAL INFORMATION BY FUND
                        SHORT   INTERMEDIATE ACTIVELY                      EMERGING
                        TERM        TERM      MANAGED    CORE     VALUE     GROWTH   INTERNATIONAL PARTICIPANT
                     INVESTMENT     BOND       BOND     EQUITY   EQUITY     EQUITY      EQUITY        LOANS      CASH      1995
                        FUND        FUND       FUND      FUND     FUND       FUND        FUND      RECEIVABLE   BALANCE    TOTAL
                     ---------- ------------ --------- -------- --------- ---------- ------------- ----------- -------- -----------
ADDITIONS:
Investment income:
Net appreciation
   in fair value of
   investments        $108,989      $25,643   $46,226 $236,626   $68,987   $118,448       $11,255          -        -     $616,174
Interest income          3,862          950     1,472    4,376     1,232      1,708           164          -        -       13,764
Administrative
   expenses               (904)        (348)     (407)  (1,086)     (301)      (552)           (2)         -        -       (3,600)
                     ---------- ------------ --------- -------- --------- ---------- ------------- ----------- -------- -----------
                       111,947       26,245    47,291  239,916    69,918    119,604        11,417          -        -      626,338
                     ---------- ------------ --------- -------- --------- ---------- ------------- ----------- -------- -----------
Contributions:
   Employee             60,669       14,959    23,535   86,339    35,868     35,936         5,537          -        -      262,843
   Employer             45,931       11,074    17,155   63,221    26,196     25,815         3,856          -        -      193,248
                     ---------- ------------ --------- -------- --------- ---------- ------------- ----------- -------- -----------
                       106,600       26,033    40,690  149,560    62,064     61,751         9,393          -        -      456,091
                     ---------- ------------ --------- -------- --------- ---------- ------------- ----------- -------- -----------
Participant loan
  activity:
 Loan disbursements    (30,198)     (15,829)  (17,719) (39,552)   (7,950)   (16,698)          (61)   $128,007       -           -
 Loan repayments        27,546        6,779    10,500   31,200     8,784     12,180         1,172     (98,161)      -           -
                     ---------- ------------ --------- -------- --------- ---------- ------------- ----------- -------- -----------
                        (2,652)      (9,050)   (7,219)  (8,352)      834     (4,518)        1,111      29,846       -           -
                     ---------- ------------ --------- -------- --------- ---------- ------------- ----------- -------- -----------
Total additions,net    215,895       43,228    80,762  381,124   132,816    176,837        21,921      29,846       -    1,082,429

DEDUCTIONS:
Participant
  distributions        (55,460)      (1,498)   (3,298) (64,664)   (4,721)   (10,872)         (382)         -        -     (140,895)
Forfeitures               (556)        (211)     (512)    (610)     (331)      (484)         (130)         -      $(34)     (2,868)
Terminated loans            -            -         -        -         -          -             -          (50)      -          (50)
                     ---------- ------------ --------- -------- --------- ---------- ------------- ----------- -------- -----------
   Total deductions    (56,016)      (1,709)   (3,810) (65,274)   (5,052)   (11,356)         (512)        (50)     (34)   (143,813)

Interfund transfers   (619,751)     282,455   214,351  (80,969)   35,124     83,278        85,512          -        -           -
                     ---------- ------------ --------- -------- --------- ---------- ------------- ----------- -------- -----------
   Net increase
     (decrease)       (459,872)     323,974   291,303  234,881   162,888    248,759       106,921      29,796      (34)    938,616
NET ASSETS AVAILABLE
 FOR PLAN BENEFITS:
BEGINNING OF YEAR    2,405,590       89,157   180,914  572,039   145,554    169,632            -      157,024      387   3,720,297
                     ---------- ------------ --------- -------- --------- ---------- ------------- ----------- -------- -----------
END OF YEAR         $1,945,718     $413,131  $472,217 $806,920  $308,442   $418,391      $106,921    $186,820     $353  $4,658,913
                    =========== ============ ========= ======== ========= ========== ============= =========== ======== ===========

See accompanying notes to financial statements.

THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996 AND 1995

1.  DESCRIPTION OF PLAN

    The following is a brief description of the Dime Savings Bank of Williamsburgh 401(k) Plan (the "Plan"). This description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

    a. GENERAL - The Plan is a defined contribution plan. Effective July 1, 1991, the Plan was amended to add a 401(k) feature. Under this feature, eligible full-time employees of Dime Savings Bank of Williamsburgh (the "Bank") are permitted to make pretax contributions to the Plan which are matched to a certain extent by contributions of the Bank. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 ("ERISA").

         On June 26, 1996, the Bank completed a plan of merger (the "Merger") with Conestoga Bancorp, Inc. ("Conestoga"), the holding company for Pioneer Savings Bank, F.S.B. ("Pioneer"). In accordance with the terms of the merger agreement, officers and employees of Pioneer who became employees of the Bank, were entitled to participate in the Plan. These employees were treated as new employees of the Bank for purposes of the Plan. The Plan was amended effective June 12, 1996, in order to provide credit, for purposes of vesting and eligibility, to participants for service with Pioneer to the extent that such service was recognized for similar purposes under Pioneer's 401(k) Plan.

    b. ELIGIBILITY AND PARTICIPATION - Participation in the Plan is voluntary. An employee shall become an eligible employee if he or she has completed a period of service of at least one year, and is a salaried employee.

         An employee is not an eligible employee if he or she is compensated principally on an hourly, daily, commission, or retainer basis, or has waived any claim to membership in the Plan.

    c. CONTRIBUTIONS - Participants may elect to contribute from 1% to 9% of their total annual compensation, not to exceed $150,000, to the Plan. Prior to May 31, 1996, the Bank contributed 50% of the first 6% of participant contributions for the first 48 months during which an employee participated in the Plan and 100% of the first 6% of participant contributions thereafter.

         In addition, prior to May 31, 1996, the Bank could, at its discretion, make special contributions for a plan year to the basic contribution account of any eligible employee. Such special contributions were limited to the amount necessary to ensure that the Plan complied with the requirements of Section 401(k) of the Internal Revenue Code.

         Effective May 31, 1996, the Plan was amended whereby the Bank shall not make any contributions to the Plan to match the Participant's basic contributions. Effective January 1, 1997, the Plan was amended whereby participant contributions were no longer permitted. The elimination of participant contributions to the Plan resulted from participants receiving virtually all of their allowable benefits under
         Section 415 of the Internal Revenue Code from other tax qualified benefit plans of the Bank or its parent, Dime Community Bancorp, Inc. (the "Company").

    d. VESTING - Participant contributions and earnings thereon are nonforfeitable. Participants' rights to Bank contributions vest based upon the number of years of service during which the employee is a participant in the Plan. The vesting schedule is as follows:

             NUMBER OF YEARS OF SERVICE                 VESTED PERCENTAGE

                Less than 2 years                               0%
                Less than 3 years                              25
                Less than 4 years                              50
                Less than 5 years                              75
                5 or more years                               100

    e. INVESTMENTS - Information concerning plan investments is described in the following paragraphs.

           TRUST FUNDS MANAGED BY RETIREMENT SYSTEM GROUP INC.("RSI") - Under the terms of a trust agreement with RSI, formerly known as Retirement System for Savings Institutions, the Plan participates in certain trust funds managed by RSI. The trust agreement provides for the continued operation of RSI as an open-end management investment company under the Investment Company Act of 1940. RSI consists of two groups of investment funds - the Fixed-Income funds, which are invested in fixed income investments with limited equity holdings, and the Equity funds, which permit a higher percentage of plan funds to be invested in common stocks. As of December 31, 1996, there were seven investment funds. The funds currently consist of (i) four Equity funds: (a) Core Equity Fund, (b) Value Equity Fund (c) Emerging Growth Equity Fund and (d) International Equity and (ii) three Fixed Income funds: (a) Short Term Investment Fund, (b) Intermediate Term Bond Fund and (c) Actively Managed Bond Fund. The Plan has elected to belong to both the Fixed-Income funds and the Equity funds for which RSI has sole discretionary authority concerning purchases and sales of investments therein.

           DIME COMMUNITY BANCORP, INC. COMMON STOCK FUND - On June 26, 1996, the Bank converted from a federally chartered mutual savings bank to a federally chartered stock savings bank and all of its outstanding capital stock was acquired by the Company. The Company issued approximately 14.5 million shares of common stock in a Subscription and Community offering. The Plan was able to participate in this conversion.

           Pursuant to a plan amendment dated February 8, 1996, eligible employees of the Bank who were participants in the Plan immediately prior to the consummation of the Conversion, and former employees and beneficiaries of deceased former employees who have an account under the Plan were offered an opportunity to invest all or a portion of their accounts in common stock issued in connection with the Conversion by electing to transfer amounts therein that are currently invested in other funds into a newly established fund, the Dime Community Bancorp, Inc. Common Stock Fund (the "DCB Stock Fund"), which currently invests solely in the common stock of the Company, with excess cash invested in short-term money market investments. On June 26, 1996, approximately $2,092,000 was transferred to the DCB Stock Fund to purchase shares of the Company's common stock issued in the Conversion.

         Prior to May 31, 1996, contributions to the Plan were placed in any of the above funds in multiples of 10%, at the election of the participant. Effective May 31, 1996, the Plan was amended in order to permit contributions to be placed in the above funds in multiples of 1% at the election of the participant.

    a. DEATH, RETIREMENT AND DISABILITY BENEFITS - The unvested portion of the remainder of the accumulated share of a participant's account shall become fully vested immediately upon attainment of age 65, or, if earlier, upon the termination of the participant's membership by reason of death, disability or retirement.

     A participant is eligible for early retirement benefits upon attaining age
         60 or a combined aggregate of 30 or more years of vested service with a participating bank. In addition to any one of the two criteria, a participant must complete five years of creditable service. Effective March 1, 1997, the Plan was amended to permit former Pioneer 401(k) Plan participants early retirement as early as the first day of the month on or after attaining age 55. This amendment was made to provide these participants substantially similar benefits as had existed under the Pioneer 401(k) Plan.

    g. WITHDRAWAL OF FUNDS - On termination of service, a participant may elect to receive either a lump-sum amount equal to the vested balance of his or her account, or annual installments limited to a ten-year period.

    h. LOANS TO PARTICIPANTS- Loans are permitted, subject to current IRS statutes and regulations. Participants may borrow up to 50% of their vested account balance up to a maximum of $50,000. A participant will be permitted no more than one outstanding loan at any time. Interest charged is fixed for the entire term of the loan and is based upon the prime rate as published in the Wall Street Journal on the date the loan is requested, increased by 1% and rounded to the nearest 1/4 of 1%. The maximum loan term for the purchase of a principal residence may not exceed ten years and loans for any other reason may not exceed five years. Loan repayments are made by automatic payroll deduction.

    i. FORFEITURES - If a participant is not fully vested and terminates his or her employment, the units representing the nonvested portion of his or her account shall constitute forfeitures. Forfeitures are treated as Bank contributions and are applied to reduce the amount of subsequent Bank contributions otherwise required to be made.
         Effective January 1, 1997, the Plan was amended whereby forfeitures are allocated to participants, on a pro rata basis, based upon their before-tax contribution accounts.

    j. PLAN TERMINATION - Although the Bank has not expressed any intent to terminate the Plan, it has the right to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants would become 100% vested in their individual account balances (including the Bank's contributions) at the termination date.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The accompanying financial statements have been prepared in accordance with generally accepted accounting principles. The significant accounting policies followed by the Plan are as follows:

    a. BASIS OF PRESENTATION - The accompanying financial statements have been prepared on the accrual basis and present the net assets available for plan benefits and changes in those net assets.

    b. USE OF ESTIMATES - The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits as well as the reported amounts of changes in net assets available for plan benefits. Actual results could differ from those estimates.
         Estimates that are particularly susceptible to change include the fair market value of certain investments as described in Notes 2(c) and 4 to the financial statements.

    c. INVESTMENTS - The Plan's investments are carried at fair value. The Plan's investments in the funds of RSI consist of units of beneficial interest in the funds in which the Plan participates. The Plan's proportionate share of the value of the underlying securities comprising each fund's net assets is based upon the number of units held. The investment in the DCB stock fund is carried at fair value based upon the closing price of the Company's common stock as quoted in the Wall Street Journal.

         Employee loans receivable are carried at face value, which approximates fair value.

         Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis.

    d. INVESTMENT INCOME - Investment income recognized by the Plan includes current earnings from investments, net gains or losses realized from the sale of investments, and the net change in the unrealized appreciation or depreciation in the funds' assets.

    e. ALLOCATED EXPENSES - The Bank will pay the ordinary expenses of the Plan and compensation of the Trustees to the extent required, except that any expenses directly related to the Plan, such as transfer taxes, brokers' commissions, registration charges, or administrative expenses of the Trustees, shall be paid from the Plan or from such investment account to which such expenses directly relate. The Bank may charge employees all or part of the reasonable expenses associated with withdrawals and other distributions, loans or account transfers.

    f. RECLASSIFICATIONS - Certain reclassifications have been made in the prior year financial statements to conform to reporting practices followed in the current year.

3.  UNIT ACTIVITY FOR TRUST FUNDS MANAGED BY RSI

    Changes in units of beneficial interest of the trust funds managed by RSI from January 1, 1996 to December 31, 1996 were as follows:

                                                                FIXED-INCOME FUNDS
                                                                            UNIT
                                                     UNITS                  VALUE              FAIR VALUE
   Short Term Investment Fund:
     Ending                                          54,053.56              $20.48             $1,107,017
     Beginning                                       99,474.32               19.56              1,945,718
                                                 -------------            --------             -----------
     Net (decrease) increase                        (45,420.75)              $0.92              $(838,701)
                                                     =========              ======             ===========
   Intermediate Term Bond Fund:
     Ending                                           6,328.07              $30.00               $189,842
     Beginning                                       14,324.98               28.84                413,131
                                                 -------------            --------             ----------
     Net (decrease) increase                         (7,996.91)              $1.16              $(223.289)
                                                     =========              ======              =========

                                                                            UNIT
                                                     UNITS                  VALUE              FAIR VALUE
   Actively Managed Bond Fund:
     Ending                                           6,712.44              $31.76               $213,187
     Beginning                                       15,336.73               30.79                472.217
                                                     ---------              ------              ---------
     Net (decrease) increase                         (8,624.29)              $0.97              $(259,030)
                                                     =========              ======              =========

                                                                        EQUITY FUNDS
Core Equity Fund:
     Ending                                           9,509.26              $60.39               $574,264
     Beginning                                       16,239.10               49.69                806,920
                                                     ---------            --------             ----------
     Net (decrease) increase                         (6,729.84)             $10.70              $(232,656)
                                                     =========            ========             ==========
Value Equity Fund:
     Ending                                           6,066.82              $43.85               $266,030
     Beginning                                        8,855.65               34.83                308,442
                                                     ---------            --------             ----------
     Net (decrease) increase                         (2,788.83)              $9.02               $(42,412)
                                                     =========            ========             ==========
Emerging Growth Equity Fund:
     Ending                                           4,943.65              $67.60               $334,191
     Beginning                                        7,865.97               53.19                418,391
                                                     ---------            --------             ----------
     Net (decrease) increase                         (2,922.32)             $14.41               $(84,200)
                                                     =========            ========             ==========
International Equity Fund:
     Ending                                           2,302.36              $45.84               $105,540
     Beginning                                        2,585.76               41.35                106,921
                                                     ---------            --------             -----------
Net (decrease) increase                                (283.40)              $4.49                $(1,381)
                                                     =========            ========             ===========

4.  SUBSEQUENT EVENTS

    On March 31, 1997, the Pioneer Savings Bank, F.S.B. Tax Deferral Savings Plan ("Pioneer Plan") was merged into the Plan. The assets of the Pioneer Plan, which related to employee and employer contributions made prior to the Merger, totaled $447,851 at March 31, 1997.

5.  TAX STATUS

    The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code (the "Code") and is intended to be exempt from taxation under
    Section 501(a) of the Code. The Plan received a favorable IRS determination letter dated October 22, 1996. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan and its underlying trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                  * * * * * *

                                                                    SCHEDULE 1

THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(K) PLAN

ITEM 27(a) SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
YEAR ENDED DECEMBER 31, 1996


        (A)
                            (B)                            (C)                             (D)                (E)
PARTIES-IN-INTEREST   IDENTITY OF ISSUER           DESCRIPTION OF INVESTMENTS              COST       CONTRACT/ MARKET VALUE
---------------     ---------------------------  --------------------------------   ---------------- -----------------------
        Yes         RSI Retirement Trust         Core Equity
                                                    (9,509.256 units)                       $381,770                $574,264
        Yes         RSI Retirement Trust         Emerging Growth Equity
                                                    (4,943.654 units)                        210,177                 334,191
        Yes         RSI Retirement Trust         Value Equity
                                                    (6,066.819 units)                        183,562                 266,030
        Yes         RSI Retirement Trust         International Equity
                                                    (2,302.356 units)                         87,965                 105,540
        Yes         RSI Retirement Trust         Actively Managed Bond
                                                    (6,712.437 units)                        188,755                 213,187
        Yes         RSI Retirement Trust         Intermediate Term Bond
                                                    (6,328.067 units)                        172,736                 189,842
        Yes         RSI Retirement Trust         Short Term Investment
                                                    (54,053.564 units)                       961,564               1,107,017
        Yes         Dime Community Bancorp, Inc.
                                                 Common Stock Fund                         2,335,695               3,219,942
        Yes                                      Employee Loans Receivable (7.0%-
                                                 10.0%)                                      262,445                 262,445

         -                                       Cash                                          1,859                   1,859
                                                                                    ---------------- -----------------------
                                                                                                                          --
                                                 Total                                    $4,786,528              $6,274,317
                                                                                         ===========      ==================

                                                                     SCHEDULE 2
THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(k) PLAN

ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS OR SERIES OF TRANSACTIONS IN EXCESS OF 5% OF THE CURRENT VALUE OF PLAN ASSETS
YEAR ENDED DECEMBER 31, 1996

Item 1 - REPORTABLE SINGLE TRANSACTIONS IN EXCESS OF 5% OF THE CURRENT VALUE OF PLAN ASSETS

                                                                                                      CURRENT
                                                                                                     VALUE OF
                                                                                                     ASSET ON
      IDENTITY OF            DESCRIPTION        PURCHASE          SELLING           COST OF         TRANSACTION      NET GAIN
    PARTY INVOLVED            OF ASSETS           PRICE            PRICE          INVESTMENT           DATE          OR (LOSS)
----------------------- -------------------- ---------------  ---------------- ----------------- ---------------- --------------
Marine Midland          Dime Community
  Bank Trust            Bancorp, Inc. Common
  Division              Stock                     $2,243,096                                           $2,243,096

ITEM 2 - SERIES OF TRANSACTIONS IN EXCESS OF 5% OF THE CURRENT VALUE OF PLAN ASSETS

                                                                                                     CURRENT
                                                                                                    VALUE OF
                                                                                                    ASSET ON
      IDENTITY OF           DESCRIPTION        PURCHASE          SELLING           COST OF         TRANSACTION      NET GAIN
    PARTY INVOLVED           OF ASSETS           PRICE            PRICE          INVESTMENT           DATE          OR (LOSS)
---------------------- -------------------- ---------------  ---------------- ----------------- ---------------- --------------
RSI Retirement
  Trust <F1>           Core Equity Fund            $114,120                                             $114,120
RSI Retirement
  Trust <F1>           Core Equity Fund                              $457,212       <F2>                              <F2>
RSI Retirement         Emerging Growth
  Trust <F1>             Equity Fund                 99,445                                               99,445
RSI Retirement         Emerging Growth
  Trust <F1>             Equity Fund                                  255,461       <F2>                              <F2>
RSI Retirement
  Trust <F1>           Value Equity Fund             85,599                                               85,599
RSI Retirement
  Trust <F1>           Value Equity Fund                              182,552       <F2>                              <F2>
RSI Retirement         Actively Managed
  Trust <F1>             Bond Fund                   19,162                                               19,162
RSI Retirement         Actively Managed
  Trust <F1>             Bond Fund                                    275,406       <F2>                              <F2>
RSI Retirement         Intermediate Term
  Trust <F1>             Bond Fund                   17,430                                               17,430
RSI Retirement         Intermediate Term
  Trust <F1>             Bond Fund                                    276,623       <F2>                              <F2>
RSI Retirement         Short Term
  Trust <F1>             Investment Fund            209,958                                              209,958
RSI Retirement         Short Term
  Trust <F1>             Investment Fund                            1,175,941       <F2>                              <F2>
Marine Midland         Dime Community
  Bank Trust           Bancorp, Inc. Common
  Division <F1>        Stock                      2,243,096                                            2,243,096
Marine Midland         Dime Community
  Bank Trust           Bancorp, Inc. Common
  Division <F1>        Stock                                           27,761       <F2>                              <F2>

<F1>  Party-in-interest.
<F2>  The historical cost of the investments is not available.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, The Dime Savings Bank of Williamsburgh (the Plan Administrator) duly caused this report to be signed on their behalf by the undersigned thereunder duly authorized.



Dated:  June 27, 1997
                                ________________________________
                                Vincent F. Palagiano
                                CHAIRMAN OF THE BOARD AND
                                  CHIEF EXECUTIVE OFFICER





Dated:  June 27, 1997
                                _________________________________
                                Kenneth J. Mahon
                                EXECUTIVE VICE PRESIDENT, SECRETARY AND
                                  CHIEF FINANCIAL OFFICER